RECEIVED FEB 2 8 2005 SEC MAIL PROCESSING SECTION 213 WASH, D.C.

SECURITIES W

05038072

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PCX Trade, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

177 Highridge Road
(No. and Street)

Stamford (City) CT (State) 06905 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Adam E. Dix (203)321-1251
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Co., CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

120 Broadway (Address) New York (City) NY (State) 10271 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 2 3 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Adam E. Dix, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PCX Trade, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

AFFIRMED BEFORE ME

DATE 2/24/05

IRA LEW
Notary Public, State of New York
No. 01LE5064336
Qualified in New York County
Commission Expires August 12, 2006
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FED ID # 26-0002217

PCXTRADE, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2004

CONFIDENTIAL

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PCXTRADE, LLC
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2004

CONTENTS

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Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAS, P.C.
Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT

To the Members of
PCXTrade, LLC
1177 High Ridge Road
Stamford, CT 06905

We have audited the accompanying statement of financial condition of PCXTrade, LLC as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of PCXTrade, LLC as of December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Todman & Co, CPAs, P.C.

New York, New York
February 21, 2005

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PCXTRADE, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$ 14,584
Receivable from brokers and dealers	308,665
Goodwill	40,000
Other	1,900
Total assets	$ 365,149

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 4,389
Due to affiliate	149,000
Total liabilities	153,389
Commitment	
Member's equity	211,760
Total liabilities and members' equity	$ 365,149

The accompanying notes are an integral part of these financial statements.

PCXTRADE, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2004

Income	
Technology services	$ 1,910,462
Operating expenses	
Licensing fees	1,763,250
Rent	11,400
Professional	19,684
Other	9,009
Total expenses	1,803,343
Net income	$ 107,119

The accompanying notes are an integral part of these financial statements.

PCXTRADE, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

Balance, January 1, 2004	$ 115,262
Distributions	(10,621)
Net income	107,119
Balance, December 31, 2004	$ 211,760

The accompanying notes are an integral part of these financial statements.

PCXTRADE, LLC
STATEMENT OF CASH FLOWS
Increase (Decrease) in Cash
YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:	
Net income	$ 107,119
Adjustments to reconcile net income to net cash used in operating activities:	
(Increase) decrease in assets:	
Receivable from brokers and dealers	(112,164)
Other	163
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	(1,709)
Due to affiliate	(53,000)
Total adjustments	(166,710)
Net cash used in operating activities	(59,591)
Cash flows used by financing activities:	
Cash distribution	(10,621)
Net decrease in cash	(70,212)
Cash, beginning of year	84,796
Cash, end of year	$ 14,584

The accompanying notes are an integral part of these financial statements.

Note 1 - Formation, Nature of Business and Summary of Significant Accounting Policies

(a) Formation

On September 28, 2001, PCX Holdings Inc. acquired 100% of the common stock of Crosswinds Capital Group LLC and simultaneously changed the newly acquired company's name to PCXTrade, LLC, (the "Company"), a California limited liability company and a registered broker-dealer. The acquisition was accounted for using the purchase method of accounting. The Company provides trading technology services to broker-dealers. The Company operates under the provisions of paragraph (k)(2)(i) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the rule requires that it complies with the following: carries no margin accounts, promptly transmits all customers' funds and delivers all securities.

(b) Revenue Recognition

Fees for technology services are recorded as earned and are billed monthly.

(c) Income Tax

The Company, 100% owned by a Subchapter 'C' corporation, is considered a disregarded entity under the Internal Revenue Code for income tax purposes. Accordingly, federal and state income taxes are legally the liability of its parent Company. However, the Company anticipates making distributions from time to time to its parent company for its share of income taxes as deemed necessary.

(d) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Note 2 - Related Party Transactions/Economic Dependency

The Company pays a fee to an affiliated entity, PCX Trade Technology Inc., for sublicensing technology services. The fee for the year ended December 31, 2004 totaled $1,763,250.

Fees payable to this affiliate at December 31, 2004 total $149,000.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had a net capital, as computed under the rule, of $12,663, which was $2,437 in excess of the required amount. The Company's net capital ratio was 1,211%.

Note 4 - Commitment

The Company occupies office space under a lease agreement expiring August 18, 2005 at $11,400 per annum with an option to renew the lease for one year.

Note 5 - Acquisition of Business and Goodwill

On September 28, 2001, the Company recorded goodwill of $40,000 which represented the total purchase price of the acquisition of Crosswinds Capital Group LLC. Goodwill represents the excess of the total consideration paid for the acquired company over the fair value of tangible and intangible assets, less liabilities assumed and purchased. In accordance with SFAS No. 142, goodwill associated with acquisitions consummated after June 30, 2001 is not amortized but instead will be assessed for impairment at least annually. The Company has determined that the goodwill represents fair value as at December 31, 2004.

Note 6 - Off-Balance-Sheet Credit Risk

The Company provides trade services to broker-dealers and has the risk of counterparty non-performance.

Note 7 - Significant Customer

During the year ended December 31, 2004, one customer comprised approximately 70% of revenues and 66% of receivable from brokers and dealers at December 31, 2004.

Note 8 - Distributions to Parent Company

During 2004 the Company distributed $10,621 to its parent Company for its share of 2003 income taxes. Management anticipates making capital distributions of approximately $27,000 by March 15, 2005 for its share of 2004 income taxes.

A copy of the Company's Statement of Financial Condition as at December 31, 2004, pursuant to the SEC rule 17a-5, is available for examination at the Company's main office and at the regional office of the SEC.

PCXTRADE, LLC
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2004

Total members' equity			$ 211,760
Deductions:			
Nonallowable assets			199,097
Net capital			12,663
Less: Minimum net capital requirements: Greater of 6 2/3% of aggregate indebtedness of $153,389 or $5,000			10,226
Capital deficiency (Note 3)			$ 2,437

Capital ratio: (Maximum allowance 1,500%)

Aggregate indebtedness*	$ 153,389		
		= 1,211%	
Divided by: Net capital	$ 12,663		

*Aggregate indebtedness	
Accounts payable and accrued expenses	$ 4,389
Due to affiliate	149,000
	$ 153,389

See independent auditor's report.

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PCXTRADE, LLC
RECONCILIATION OF NET CAPITAL PURSUANT TO
SEC RULE 15C3-1
YEAR ENDED DECEMBER 31, 2004

Net capital, per FOCUS report part IIA	$	13,269
Less: Increase in accrued expenses		606
Balance, per audit report	$	12,663

See independent auditor's report.

PCXTRADE, LLC

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

DECEMBER 31, 2004

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAS, P.C.

Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Members of
PCXTrade, LLC
1177 High Ridge Road
Stamford, CT 06905

Gentlemen:

In planning and performing our audit of the financial statements and supplementary information of PCXTrade, LLC (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized

use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Todman & Co, CPAs, P.C.

New York, New York
February 21, 2005

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